                                               Filed Pursuant to Rule 424(b)(2)
                                               Registration Nos. 333-122925 and
                                                                 333-122925-01

                                                           Prospectus Supplement
                                               (To Prospectus Dated May 3, 2005)


CITIGROUP FUNDING INC.

2,025,000 STOCK MARKET UPTURN NOTES(SM)
BASED UPON THE S&P 500 INDEX(R)
DUE MAY 29, 2007
$10.00 PER NOTE
PAYMENTS DUE FROM CITIGROUP FUNDING INC.
FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

o  We will not make any payments on the notes prior to maturity.

o You will receive at maturity for each note you hold an amount in cash equal to $10 plus an index return amount, which may be positive, zero or negative.

o The index return amount will be based on the percentage change of the S&P 500 Index during the term of the notes.

   o If the S&P 500 Index increases, the index return amount will be positive and will equal the product of (a) $10, (b) the percentage increase, subject to a cap of 5.334%, in the S&P 500 Index, and (c) a participation rate of 300%. Because of the appreciation cap, the index return amount cannot exceed $1.60 and the maturity payment cannot exceed $11.60 per note.

   o If the S&P 500 Index decreases, the index return amount will be negative and will equal the product of (a) $10 and (b) the percentage decrease in the S&P 500 Index. If the index return amount is negative, the maturity payment will be less than the $10 principal amount per note and could be zero.

   o If there is no change in the S&P 500 Index, the index return amount will be zero and the maturity payment will be $10 per note.

o The notes have been approved for listing on the American Stock Exchange under the symbol "SSM."

     INVESTING IN THE NOTES INVOLVES A NUMBER OF RISKS. SEE "RISK FACTORS RELATING TO THE NOTES" BEGINNING ON PAGE S-9.

     "Standard & Poor's(R)," "Standard & Poor's 500(R)," "S&P 500(R)" and "S&P(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. The notes have not been passed on by Standard & Poor's or The McGraw-Hill Companies, Inc. as to their legality or suitability. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor's or The McGraw-Hill Companies, Inc. Standard & Poor's and The McGraw-Hill Companies, Inc. make no warranties and bear no liability with respect to the notes.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                               PER NOTE             TOTAL
Public Offering Price .....................    $10.00            $20,250,000
Underwriting Discount .....................    $ 0.20            $   405,000
Proceeds to Citigroup Funding Inc. ........    $ 9.80            $19,845,000

     The underwriter expects to deliver the notes to purchasers on or about November 29, 2005.




  Investment Products | Not FDIC insured | May Lose Value | No Bank Guarantee


                                (CITIGROUP LOGO)

November 21, 2005

                                    SUMMARY

     This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Stock Market Upturn Notes(SM) based upon the S&P 500 Index(R). You should carefully read this entire prospectus supplement and the accompanying prospectus to understand fully the terms of the notes, certain information regarding how the S&P 500 Index is calculated and maintained, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled "Risk Factors Relating to the Notes," which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this prospectus supplement and the accompanying prospectus.

SELECTED PURCHASE CONSIDERATIONS

o CAPPED ENHANCED APPRECIATION - If the ending value of the S&P 500 Index exceeds its starting value by less than 5.334%, your participation in the index's appreciation will be increased by the upside participation rate of 300%. If the ending value of the S&P 500 Index exceeds its starting value by 5.334% or more, the return on the notes will be capped at 16% of the principal amount of the notes.

o THE S&P 500 INDEX - The return on the notes is based upon the performance of the S&P 500 Index, which is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

o DIVERSIFICATION - The notes' link to the S&P 500 Index may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

SELECTED RISK CONSIDERATIONS

     An investment in the notes involves significant risks. These risks are explained in more detail in the "Risk Factors Relating to the Notes" section in this prospectus supplement. Some are summarized here.

o YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS IF THE S&P 500 INDEX DECLINES - If the ending value of the S&P 500 Index is less than the starting value of the S&P 500 Index, the maturity payment you receive will be less than the amount of your original investment, even if the value of the index exceeded the starting value at one or more times over the term of the notes.

o THE RETURN ON THE NOTES WILL BE CAPPED - The appreciation cap limits the portion of any appreciation in the value of the S&P 500 Index in which you will participate to 16% of the principal amount of the notes. If the ending value of the S&P 500 Index exceeds the starting value by more than 16%, the return on the notes will be less than the return on an investment in the underlying stocks of the S&P 500 Index or a similar security that was directly linked to the S&P 500 Index but was not subject to an appreciation cap.

o YOU MAY NOT BE ABLE TO SELL YOUR NOTES IF AN ACTIVE TRADING MARKET FOR THE NOTES DOES NOT DEVELOP - The notes have been approved for listing on the American Stock Exchange under the symbol "SSM," subject to official notice of issuance, but any secondary market that does develop may not be liquid and may not continue for the term of the notes. Although Citigroup Global Markets Inc. intends to make a market in the notes, it is not obligated to do so.

o THE PRICE AT WHICH YOU WILL BE ABLE TO SELL YOUR NOTES PRIOR TO MATURITY MAY BE SUBSTANTIALLY LESS THAN THE AMOUNT YOU ORIGINALLY INVEST - Due to changes in the prices of and the dividend yields on the stocks underlying the S&P 500 Index, interest rates, the earnings performance of the issuers of the stocks underlying the S&P 500 Index, other economic conditions and Citigroup Funding and Citigroup's perceived creditworthiness, the notes may trade at prices below their initial issue price and you could receive substantially less than the amount of your original investment if you sell your notes prior to maturity.

o YOU WILL NOT RECEIVE ANY PERIODIC PAYMENTS - You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments, if any, or other distributions, if any, made on the stocks underlying the S&P 500 Index.

                           SUMMARY INFORMATION -- Q&A

WHAT ARE THE NOTES?

     The notes pay an amount at maturity that will depend on the percentage increase or decrease in the ending value of the S&P 500 Index from its starting value. If the ending value of the S&P 500 Index is less than its starting value, the payment you receive at maturity will be directly linked to the percentage decrease in the ending value of the index from its starting value, in which event you will receive less than the amount of your original investment in the notes. If the ending value of the S&P 500 Index is greater than its starting value, the payment you receive at maturity will be greater than the amount of your original investment in the notes. If the ending value of the S&P 500 Index exceeds its starting value by 5.334% or less, the appreciation on an investment in the notes will be three (3) times the return on an instrument directly linked to the S&P 500 Index because of the upside participation rate of 300%. However, because the appreciation cap limits the maximum index return amount you can receive at maturity to 16% of the principal amount of the notes, in no circumstances will the payment you receive at maturity be more than $11.60 per note.

     The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The notes mature on May 29, 2007 and do not provide for earlier redemption by you or by us.

     Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts that these systems maintain with DTC. You should refer to the section "Description of the Notes -- Book-Entry System" in this prospectus supplement and the section "Book-Entry Procedures and Settlement" in the accompanying prospectus.

WILL I RECEIVE ANY INTEREST OR DIVIDEND PAYMENTS ON THE NOTES?

     We will not make any periodic payments of interest on the notes or any other payments on the notes until maturity. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the S&P 500 Index.

WHAT WILL I RECEIVE AT MATURITY OF THE NOTES?

     At maturity, you will receive for each note an amount in cash equal to $10 plus an index return amount, which may be positive, zero or negative. Because the index return amount may be negative, the maturity payment could be less than the $10 principal amount per note and could be zero.

HOW WILL THE INDEX RETURN AMOUNT BE CALCULATED?

     The index return amount will be based on the index return of the S&P 500 Index. The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

                         Ending Value - Starting Value
                       ---------------------------------
                                 Starting Value
provided that the index return will be subject to a cap of 5.334%.

     How the index return amount is calculated will depend on whether the index return is positive, zero or negative:

     - IF THE INDEX RETURN IS POSITIVE, the index return amount will equal the product of:

                 $10 * Upside Participation Rate * Index Return

     The upside participation rate is 300%. Because the index return is capped at 5.334%, the index return amount cannot exceed $1.60 and the maturity payment cannot exceed $11.60 per note.

     - IF THE INDEX RETURN IS ZERO (in other words, if there is no change in the value of the S&P 500 Index over the term of the notes), the index return amount will be zero and the maturity payment will be $10 per note.

     - IF THE INDEX RETURN IS NEGATIVE, the index return amount will equal the product of:

                               $10 * Index Return

      In this case, the index return amount will be negative and the maturity payment will be less than $10 per note and could be zero.

     The starting value equals 1254.85, the closing value of the S&P 500 Index on the date of this prospectus supplement.

     The ending value will be the closing value of the S&P 500 Index on the fifth index business day before the maturity date.

     The amount payable to you at maturity is dependent upon the performance of the S&P 500 Index during the period after the date of this prospectus supplement up to and including the date on which the ending value is determined.

     - If the S&P 500 Index increases by more than 5.334% during this period, the appreciation cap will limit the index return to 5.334% and will limit your participation in the index's appreciation to 16% of the principal amount of the notes. For increases in the value of the index of more than 16%, therefore, the notes provide less appreciation than an investment in an instrument directly linked to the index.

     - If the S&P 500 Index increases by between 5.334% and 16% during this period, the appreciation on an investment in the notes will be 16%. The index return will, because of the appreciation cap, be 5.334% and the upside participation rate of 300% will increase your participation in the index's appreciation to 16% of the principal amount of the notes. For increases in the value of the index equal to or greater than 5.334% and less than 16%, therefore, the notes provide more appreciation than an investment in an instrument directly linked to the index. For an increase in the value of the index of 16%, an investment in the notes provides the same appreciation as an investment in an instrument directly linked to the index.

     - If the S&P 500 Index increases by less than 5.334% during this period, the index return will equal the percentage appreciation in the index, and the participation rate of 300% will increase your participation in the index's appreciation. For increases in the value of the index of less than 5.334%, therefore, the notes provide three (3) times the appreciation of an investment in an instrument directly linked to the index.

     - If the S&P 500 Index decreases during this period, the index return and index return amount will be negative. Because there is no floor on depreciation, you will participate in all depreciation in the value of the index.

     For more specific information about the "index return amount," the "index return," the determination of an "index business day" and the effect of a market disruption event on the determination of the index return amount and the index return, please see "Description of the Notes -- Index Return Amount" in this prospectus supplement.

IS THERE A POSSIBILITY OF LOSS OF CAPITAL?

     If the ending value of the S&P 500 Index is less than its starting value, at maturity you will receive less than the original principal amount of the notes. This will be true even if the value of the index exceeded its starting value at one or more times over the term of the notes. Even if the ending value of the index is greater than its starting value, the total yield on the notes may be less than that on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity. You should refer to "Risk Factors Relating to the Notes -- The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity" in this prospectus supplement.

WHERE CAN I FIND EXAMPLES OF HYPOTHETICAL MATURITY PAYMENTS?

     For a table setting forth hypothetical maturity payments, see "Description of the Notes -- Maturity Payment -- Hypothetical Examples" in this prospectus supplement.

WHO PUBLISHES THE S&P 500 INDEX AND WHAT DOES IT MEASURE?

     Unless otherwise stated, all information on the S&P 500 Index provided in this prospectus supplement is derived from Standard & Poor's, which we refer to as S&P, or other publicly available sources. The S&P 500 Index is published by S&P and is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of October 31, 2005, the common stocks of 426 of the 500 companies included in the S&P 500 Index were listed on the New York Stock Exchange, or NYSE. As of October 31, 2005, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 73% of the market value of Standard & Poor's internal database of over 6,985 equities. S&P chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

     On March 21, 2005, S&P began to calculate the S&P 500 Index based on a half float-adjusted formula, and on September 16, 2005, the S&P 500 Index was fully float adjusted. Thus, the float-adjusted methodology will exclude blocks of stocks that do not publicly trade, including blocks held by affiliates and governments.

     Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500 Index.

HOW HAS THE S&P 500 INDEX PERFORMED HISTORICALLY?

     We have provided tables showing the closing values of the S&P 500 Index on the last index business day of each month from January 2000 to October 2005, and on the last index business day of each December from 1947 through 2004, as well as a graph showing the closing values of the S&P 500 Index on the last index business day of December from 1947 through 2004. You can find these tables and the graph in the section "Description of the S&P 500
Index(R) -- Historical Data on the S&P 500 Index" in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500 Index in recent years. However, past performance is not necessarily indicative of how the S&P 500 Index will perform in the future. You should also refer to the section "Risk Factors Relating to the Notes -- The Historical Performance of the S&P 500 Index Is Not an Indication of the Future Performance of the S&P 500 Index" in this prospectus supplement.

WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF INVESTING IN THE NOTES?

     In purchasing a note, you agree with Citigroup Funding that you and Citigroup Funding intend to treat a note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the S&P 500 Index at maturity. Under such treatment, upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the note. In addition, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the U.S. Holder's tax basis in the note at that time. Gain or loss on the sale, redemption or other disposition of the notes generally will be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year at maturity. You should refer to the section "Certain United States Federal Income Tax Considerations" in this prospectus supplement for more information.

WILL THE NOTES BE LISTED ON A STOCK EXCHANGE?

     The notes have been approved for listing on the American Stock Exchange under the symbol "SSM," subject to official notice of issuance. You should be aware that the listing of the notes on the American Stock Exchange will not necessarily ensure that a liquid trading market will be available for the notes.

CAN YOU TELL ME MORE ABOUT CITIGROUP AND CITIGROUP FUNDING?

     Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

     Citigroup's consolidated ratio of income to fixed charges and consolidated ratio of income to combined fixed charges including preferred stock dividends for the nine months ended September 30, 2005 and each of the five most recent fiscal years are as follows:

                                              NINE MONTHS
                                                 ENDED              YEAR ENDED DECEMBER 31,
                                             SEPTEMBER 30,   -------------------------------------
                                                 2005        2004    2003    2002    2001    2000
                                             -------------   -----   -----   -----   -----   -----
Ratio of income to fixed charges (excluding
  interest on deposits)....................      2.34x       2.65x   3.42x   2.52x   1.93x   1.76x
Ratio of income to fixed charges (including
  interest on deposits)....................      1.85x       2.01x   2.43x   1.90x   1.59x   1.49x
Ratio of income to combined fixed charges
  including preferred stock dividends
  (excluding interest on deposits).........      2.33x       2.63x   3.39x   2.50x   1.92x   1.75x
Ratio of income to combined fixed charges
  including preferred stock dividends
  (including interest on deposits).........      1.84x       2.00x   2.41x   1.89x   1.58x   1.48x

WHAT IS THE ROLE OF CITIGROUP FUNDING AND CITIGROUP'S AFFILIATE, CITIGROUP GLOBAL MARKETS INC.?

     Our affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section "Underwriting" in this prospectus supplement. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets Inc. will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets Inc. and you as a holder of the notes.

CAN YOU TELL ME MORE ABOUT THE EFFECT OF CITIGROUP FUNDING'S HEDGING ACTIVITY?

     We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the S&P 500 Index or in other instruments, such as options, swaps or futures, based upon the S&P 500 Index or the stocks underlying the S&P 500 Index. This hedging activity could affect the value of the S&P 500 Index and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to "Risk Factors Relating to the Notes -- Citigroup Funding's Hedging Activity Could Result in a Conflict of Interest" and "-- The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest" in this prospectus supplement and "Use of Proceeds and Hedging" in the accompanying prospectus.

DOES ERISA IMPOSE ANY LIMITATIONS ON PURCHASES OF THE NOTES?

     Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws ("ERISA-Type Plans") will not be permitted to purchase or hold the notes. Plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the notes, provided that each such plan shall by its purchase be deemed to represent and warrant that none of Citigroup Global Markets, Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan's decision to purchase, hold or dispose of the notes.

ARE THERE ANY RISKS ASSOCIATED WITH MY INVESTMENT IN THE NOTES?

     Yes, the notes are subject to a number of risks. Please refer to the section "Risk Factors Relating to the Notes" in this prospectus supplement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by Citigroup with the Securities and Exchange Commission, or the SEC pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-9924), are incorporated herein by reference:
(i) Annual Report on Form 10-K for the year ended December 31, 2004;
(ii) Current Report on Form 8-K filed on September 9, 2005 (including exhibits thereto which contain updated historical audited financial statements conformed to reflect discontinued operations and updated business segment disclosures);
(iii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005; and (iv) Current Reports on Form 8-K filed on January 14, 2005, January 19, 2005, January 20, 2005, January 21, 2005, January 24, 2005, January 31, 2005, February 4, 2005, February 11, 2005, February 22,
2005, March 2, 2005, March 15, 2005, March 16, 2005, April 14, 2005, April 15,
2005, April 20, 2005, May 2, 2005, May 18, 2005, May 24, 2005, May 26, 2005, May
31, 2005, June 1, 2005, June 2, 2005, June 6, 2005, June 7, 2005, June 9, 2005,
June 10, 2005, June 16, 2005, June 17, 2005, June 24, 2005, June 29, 2005, June
30, 2005, July 1, 2005, July 14, 2005, July 18, 2005, July 19, 2005, July 28,
2005, August 1, 2005, August 3, 2005, August 22, 2005, August 25, 2005, August
26, 2005, August 30, 2005, September 14, 2005, September 20, 2005, September 28,
2005, September 29, 2005, September 30, 2005, October 7, 2005, October 17, 2005,
October 20, 2005, October 25, 2005, October 27, 2005, October 28, 2005 and November 1, 2005.

     You should refer to "Prospectus Summary -- Where You Can Find More Information" in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC's home page on the worldwide web on the internet at http://www.sec.gov.

                       RISK FACTORS RELATING TO THE NOTES

     Because the terms of the notes differ from those of conventional debt securities in that the maturity payment will be based on the closing value of the S&P 500 Index on the fifth index business day before the maturity date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the S&P 500 Index and other events that are difficult to predict and beyond our control.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS IF THE VALUE OF THE S&P 500 INDEX DECLINES

     The amount of the maturity payment will depend on the value of the S&P 500 Index on the fifth index business day before maturity. As a result, the amount you receive at maturity may be less than the amount you paid for your notes. If the ending value of the S&P 500 Index is less than the starting value of the S&P 500 Index, the amount you receive at maturity for each note will be less than the $10 you pay for each note, and could be zero, in which case your investment in the notes will result in a loss. This will be true even if the value of the S&P 500 Index at any point during the term of the notes exceeds the starting value of the S&P 500 Index.

THE APPRECIATION OF YOUR INVESTMENT IN THE NOTES WILL BE CAPPED

     As a result of the appreciation cap of 5.334%, the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the S&P 500 Index. The appreciation cap will operate to limit the portion of any appreciation in the value of the S&P 500 Index in which you will participate to 16% of the principal amount of the notes. If the ending value of the S&P 500 Index exceeds the starting value by more than 16%, the appreciation on an investment in the notes will be less than the appreciation on an investment in the underlying stocks of the S&P 500 Index or an investment in an instrument that was directly linked to the S&P 500 Index but was not subject to an appreciation cap.

THE YIELD ON THE NOTES MAY BE LOWER THAN THE YIELD ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY

     The notes do not pay any interest. As a result, if the ending value of the S&P 500 Index is less than 1284.84 (an increase of approximately 2.39% from the starting value of the S&P 500 Index), the yield on the notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

YOU WILL NOT RECEIVE ANY PERIODIC PAYMENTS ON THE NOTES

     You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the S&P 500 Index.

THE HISTORICAL PERFORMANCE OF THE S&P 500 INDEX IS NOT AN INDICATION OF THE FUTURE PERFORMANCE OF THE S&P 500 INDEX

     The historical performance of the S&P 500 Index, which is included in this prospectus supplement, should not be taken as an indication of the future performance of the S&P 500 Index during the term of the notes. Changes in value of the S&P 500 Index will affect the trading price of the notes, but it is impossible to predict whether the value of the S&P 500 Index will fall or rise.

YOUR RETURN ON THE NOTES WILL NOT REFLECT THE RETURN YOU WOULD REALIZE IF YOU ACTUALLY OWNED THE STOCKS UNDERLYING THE S&P 500 INDEX

     Your return on the notes will not reflect the return you would realize if you actually owned the stocks underlying the S&P 500 Index because S&P calculates the S&P 500 Index by reference to the prices of the stocks comprising the S&P 500 Index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks underlying the S&P 500 Index even if the ending value of the S&P 500 Index is greater than its starting value.

THE PRICE AT WHICH YOU WILL BE ABLE TO SELL YOUR NOTES PRIOR TO MATURITY WILL DEPEND ON A NUMBER OF FACTORS AND MAY BE SUBSTANTIALLY LESS THAN THE AMOUNT YOU ORIGINALLY INVEST

     We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the S&P 500 Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

     VALUE OF THE S&P 500 INDEX. We expect that the market value of the notes will depend substantially on the relationship between the closing value of the S&P 500 Index on the date of this prospectus supplement and the future value of the S&P 500 Index. However, changes in the value of the S&P 500 Index may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the S&P 500 Index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the S&P 500 Index will continue to fluctuate from that time to the time when the ending value of the S&P 500 Index is determined. If you choose to sell your notes when the value of the S&P 500 Index is below the value of the index on the date of this prospectus supplement, you may receive less than the amount you originally invested.

     Trading prices of the underlying stocks of the S&P 500 Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment of a particular underlying stock. Citigroup Funding's hedging activities in the underlying stocks of the S&P 500 Index, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the underlying stocks of the S&P 500 Index.

     VOLATILITY OF THE S&P 500 INDEX. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the S&P 500 Index changes during the term of the notes, the market value of the notes may decrease.

     EVENTS INVOLVING THE COMPANIES COMPRISING THE S&P 500 INDEX. General economic conditions and earnings results of the companies whose common stocks comprise the S&P 500 Index and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the S&P 500 Index does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

     INTEREST RATES. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

     TIME PREMIUM OR DISCOUNT. As a result of a "time premium or discount," the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the S&P 500 Index the longer the time remaining to maturity. A "time premium or discount" results from expectations concerning the value of the S&P 500 Index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the notes.

     HEDGING ACTIVITIES. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks underlying the S&P 500 Index or in other instruments, such as options, swaps or futures, based upon the S&P 500 Index or the stocks underlying the S&P 500 Index. This hedging activity could affect the value of the S&P 500 Index and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

     CITIGROUP FUNDING AND CITIGROUP'S CREDIT RATINGS, FINANCIAL CONDITION AND RESULTS. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes.

     We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the value of the S&P 500 Index.

     In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the notes of a given change in most of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in the term of the notes.

YOU MAY NOT BE ABLE TO SELL YOUR NOTES IF AN ACTIVE TRADING MARKET FOR THE NOTES DOES NOT DEVELOP

     There is currently no secondary market for the notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity.

THE MARKET VALUE OF THE NOTES MAY BE AFFECTED BY PURCHASES AND SALES OF THE STOCKS UNDERLYING THE S&P 500 INDEX OR DERIVATIVE INSTRUMENTS RELATED TO THE INDEX BY AFFILIATES OF CITIGROUP FUNDING

     Citigroup Funding's affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the S&P 500 Index or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the S&P 500 Index and therefore the market value of the notes.

CITIGROUP GLOBAL MARKETS INC., AN AFFILIATE OF CITIGROUP FUNDING AND CITIGROUP, IS THE CALCULATION AGENT, WHICH COULD RESULT IN A CONFLICT OF INTEREST

     Citigroup Global Markets Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets Inc.'s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

CITIGROUP FUNDING'S HEDGING ACTIVITY COULD RESULT IN A CONFLICT OF INTEREST

     We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the S&P 500 Index or in other instruments, such as options, swaps or futures, based upon the S&P 500 Index or the stocks underlying the S&P 500 Index. This hedging activity may present a conflict between your interest in the notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the S&P 500 Index and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE NOTES ARE UNCERTAIN

     No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under "Certain United States Federal Income Tax Considerations" in this prospectus supplement.

                            DESCRIPTION OF THE NOTES

     The description in this prospectus supplement of the particular terms of the Stock Market Upturn Notes(SM) Based Upon the S&P 500 Index(R) Due May 29, 2007 supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered securities set forth in the accompanying prospectus.

GENERAL

     The Stock Market Upturn Notes Based Upon the S&P 500 Index (the "Notes") pay an amount at maturity that will depend on the percentage increase or decrease in the Ending Value of the S&P 500 Index from its Starting Value. If the Ending Value of the S&P 500 Index is less than its Starting Value, the payment you receive at maturity will be directly linked to the percentage decrease in the Ending Value of the index from its Starting Value, in which event you will receive less than the amount of your original investment in the Notes. If the Ending Value of the S&P 500 Index is greater than its Starting Value, the payment you receive at maturity will be greater than the amount of your original investment in the Notes. If the Ending Value of the S&P 500 Index exceeds its Starting Value by 5.334% or less, the appreciation on an investment in the Notes will be three (3) times the return on an instrument directly linked to the S&P 500 Index because of the upside participation rate of 300%. However, because the appreciation cap limits the maximum Index Return Amount you can receive at maturity to 16% of the principal amount of the Notes, in no circumstances will the payment you receive at maturity be more than $11.60 per Note.

     The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Notes issued will be $20,250,000 (2,025,000 Notes). The Notes will mature on May 29, 2007, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

     Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

INTEREST

     We will not make any periodic payments of interest or any other payments on the Notes until maturity. At maturity, in addition to your initial principal, you will receive an Index Return Amount as described below. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the S&P 500 Index.

REDEMPTION AT THE OPTION OF THE HOLDER; DEFEASANCE

     The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under "Description of Debt Securities -- Defeasance."

PAYMENT AT MATURITY

     The Notes will mature on May 29, 2007. At maturity, you will receive for each Note a Maturity Payment equal to the sum of the initial principal amount of $10 per Note plus the Index Return Amount, which may be positive, zero or negative.

INDEX RETURN AMOUNT

     The Index Return Amount will be based on the Index Return of the S&P 500 Index. The Index Return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

                         Ending Value - Starting Value
                    ----------------------------------------
                                 Starting Value

provided that the Index Return will be subject to a cap of 5.334%.

     How the Index Return Amount will be calculated depends on whether the Index Return is positive, zero or negative:

     - IF THE INDEX RETURN IS POSITIVE, the Index Return Amount will equal the product of:

                 $10 * Upside Participation Rate * Index Return

       The upside participation rate is 300%. Because the Index Return is capped at 5.334%, the Index Return Amount cannot exceed $1.60 and the Maturity Payment cannot exceed $11.60 per Note.

     - IF THE INDEX RETURN IS ZERO (in other words, if there is no change in the value of the S&P 500 Index over the term of the Notes), the Index Return Amount will be zero and the Maturity Payment will be the $10 principal amount per Note.

     - IF THE INDEX RETURN IS NEGATIVE, the Index Return Amount will equal the product of:

                               $10 * Index Return

       In this case, the Index Return Amount will be negative and the Maturity Payment will be less than the $10 principal amount per Note and could be zero.

     The "Starting Value" equals 1254.85, the closing value of the S&P 500 Index on the date of this prospectus supplement.

     The "Ending Value" will be the closing value of the S&P 500 Index on the fifth Index Business Day before the maturity date.

     If no closing value of the S&P 500 Index is available on the fifth business day before maturity because of a Market Disruption Event or otherwise, the value of the S&P 500 Index for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the S&P 500 Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the S&P 500 Index by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

     An "Index Business Day" means a day, as determined by the calculation agent, on which the S&P 500 Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the S&P 500 Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the S&P 500 Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.

     A "Market Disruption Event" means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the S&P 500 Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the S&P 500 Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the S&P 500 Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the S&P 500 Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the S&P 500 Index will be based on a comparison of the portion of the value of the S&P 500 Index attributable to that security relative to the overall value of the S&P 500 Index, in each case immediately before that suspension or limitation.

MATURITY PAYMENT -- HYPOTHETICAL EXAMPLES

     Because the return on the Notes is dependent on the Ending Value of the S&P 500 Index, and because the Ending Value of the S&P 500 Index could be a number of different values, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity.

     The table below shows hypothetical Maturity Payments on the Notes for a range of Ending Values of the S&P 500 Index. The table assumes a Starting Value of the S&P 500 Index of 1254.85, an appreciation cap of 5.334% and an upside participation rate of 300%.

                                                PERCENTAGE
                                                CHANGE OF     INDEX RETURN   MATURITY PAYMENT
ENDING VALUE                                    THE INDEX     ON THE NOTES       PER NOTE
------------                                   ------------   ------------   ----------------
0............................................    -100.00%       -100.00%         $ 0.000
627..........................................     -50.00%        -50.00%         $ 5.000
941..........................................     -25.00%        -25.00%         $ 7.500
973..........................................     -22.50%        -22.50%         $ 7.750
1004.........................................     -20.00%        -20.00%         $ 8.000
1035.........................................     -17.50%        -17.50%         $ 8.250
1067.........................................     -15.00%        -15.00%         $ 8.500
1098.........................................     -12.50%        -12.50%         $ 8.750
1129.........................................     -10.00%        -10.00%         $ 9.000
1161.........................................      -7.50%         -7.50%         $ 9.250
1192.........................................      -5.00%         -5.00%         $ 9.500
1223.........................................      -2.50%         -2.50%         $ 9.750
1255.........................................       0.00%          0.00%         $10.000
1286.........................................       2.50%          7.50%         $10.750
1318.........................................       5.00%         15.00%         $11.500
1349.........................................       7.50%         16.00%         $11.600
1355.........................................       8.00%         16.00%         $11.600
1380.........................................      10.00%         16.00%         $11.600
1412.........................................      12.50%         16.00%         $11.600
1443.........................................      15.00%         16.00%         $11.600
1456.........................................      16.00%         16.00%         $11.600
1474.........................................      17.50%         16.00%         $11.600
1506.........................................      20.00%         16.00%         $11.600
1537.........................................      22.50%         16.00%         $11.600
1569.........................................      25.00%         16.00%         $11.600

     The examples are for purposes of illustration only. The actual Index Return Amount will depend on the actual Starting Value and the actual Ending Value determined by the calculation agent as provided in this prospectus supplement. Historical closing values for the S&P 500 Index are included in this prospectus supplement under "Description of the S&P 500 Index(R) -- Historical Data on the S&P 500 Index."

DISCONTINUANCE OF THE S&P 500 INDEX

     If S&P discontinues publication of the S&P 500 Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the S&P 500 Index, then the value of the S&P 500 Index will be determined by reference to the value of that index, which we refer to as a "successor index."

     Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

     If S&P discontinues publication of the S&P 500 Index and a successor index is not selected by the calculation agent or is no longer published on the date of determination of the value of the S&P 500 Index, the value to be substituted for the S&P 500 Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the S&P 500 Index prior to any such discontinuance.

     If S&P discontinues publication of the S&P 500 Index prior to the determination of the Index Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Index Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the S&P 500 Index as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index may adversely affect trading in the Notes.

     If a successor index is selected or the calculation agent calculates a value as a substitute for the S&P 500 Index as described above, the successor index or value will be substituted for the S&P 500 Index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index may adversely affect the market value of the Notes.

     All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.

ALTERATION OF METHOD OF CALCULATION

     If at any time the method of calculating the S&P 500 Index or any successor index is changed in any material respect, or if the S&P 500 Index or any successor index is in any other way modified so that the value of the S&P 500 Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P 500 Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the S&P 500 Index or the successor index. Accordingly, if the method of calculating the S&P 500 Index or any successor index is modified so that the value of the S&P 500 Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

EVENTS OF DEFAULT AND ACCELERATION

     In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the Maturity Payment, calculated as though the maturity of the Notes were the date of early repayment. See "-- Payment at Maturity" above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the claim of the beneficial owner of a Note against the entity that becomes subject to a bankruptcy proceeding will be capped at the Maturity Payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

     In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.25% per annum on the unpaid amount due.

BOOK-ENTRY SYSTEM

     Upon issuance, all Notes will be represented by one or more fully registered global securities (the "Global Securities"). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintains as a participant in DTC.

     A description of DTC's procedures with respect to the Global Securities is set forth in the section "Book-Entry Procedures and Settlement" in the accompanying prospectus. DTC has confirmed that it intends to follow such procedures.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by Citigroup Global Markets Inc. in same-day funds. All maturity payments will be paid by Citigroup Funding in same-day funds so long as the Notes are maintained in book-entry form.

CALCULATION AGENT

     The calculation agent for the Notes will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

                      DESCRIPTION OF THE S&P 500 INDEX(R)

GENERAL

     Unless otherwise stated, we have derived all information regarding the S&P 500 Index provided in this prospectus supplement, including its composition, method of calculation and changes in components, from S&P, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500 Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the S&P 500 Index.

     As of October 31, 2005, the common stocks of 426 of the 500 companies included in the S&P 500 Index were listed on the NYSE. As of October 31, 2005, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 73% of the market value of S&P's internal database of over 6,985 equities. S&P chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

     As of October 31, 2005, the 500 companies included in the S&P 500 Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the number of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (88), Consumer Staples (37), Energy (29), Financials (84), Health Care (57), Industrials (53), Information Technology (78), Materials (32), Telecommunication Services (9) and Utilities (33). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

     THE S&P 500 INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE INTEREST DISTRIBUTION AMOUNT ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

COMPUTATION OF THE S&P 500 INDEX

     On March 21, 2005, S&P began to calculate the S&P 500 Index based on a half float-adjusted formula, and on September 16, 2005 the S&P 500 Index was fully float adjusted. S&P's criteria for selecting stocks for the S&P 500 Index will not be changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500 Index (i.e., its market value).

     Under float adjustment, the share counts used in calculating the S&P 500 Index will reflect only those shares that are available to investors and not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

     - holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

     - holdings by government entities, including all levels of government in the United States or foreign countries; and

     - holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

     However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500 Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

     For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

     The S&P 500 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500 Index reflects the total market value of all 500 S&P 500 component stocks relative to the S&P 50 Index's base period of 1941-43 (the "base period").

     An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

     The actual total market value of the S&P 500 component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total market value of the S&P 500 component stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it is the only link to the original base period level of the S&P 500 Index. The index divisor keeps the S&P 500 Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index ("index maintenance").

     Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

     To prevent the level of the S&P 500 Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500 Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500 Index remains constant. This helps maintain the level of the S&P 500 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500 Index does not reflect the corporate actions of individual companies in the S&P 500 Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500 Index and do not require index divisor adjustments.

     The table below summarizes the types of index maintenance adjustments and indicates whether or not an index divisor adjustment is required.

                                                                              DIVISOR
                                                                             ADJUSTMENT
TYPE OF CORPORATE ACTION                       ADJUSTMENT FACTOR              REQUIRED
------------------------                       -----------------             ----------
Stock split (e.g., 2-for-1)           Shares outstanding multiplied by 2;        No
                                      Stock price divided by 2
Share issuance (i.e., change is       Shares outstanding plus newly issued      Yes
  greater than or equal to 5%)        shares
Share repurchase (i.e., change is     Shares outstanding minus repurchased      Yes
  greater than or equal to 5%)        shares
Special cash dividends                Share price minus special dividend        Yes
Company change                        Add new company market value minus        Yes
                                      old company market value
Rights offering                       Price of parent company minus             Yes
                                      (Price of rights)
                                      (Right ratio)
Spinoffs                              Price of parent company minus             Yes
                                      (Price of spinoff co.)
                                      (Share exchange ratio)

     Stock splits and stock dividends do not affect the index divisor of the S&P 500 Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the market value of the S&P 500 component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

     Each of the corporate events exemplified in the table requiring an adjustment to the index divisor has the effect of altering the market value of the S&P 500 component stock and consequently of altering the aggregate market value of the S&P 500 component stocks (the "Post-Event Aggregate Market Value"). In order that the level of the S&P 500 Index (the "Pre-Event Index Value") not be affected by the altered market value (whether increase or decrease) of the affected S&P 500 component stock, a new index divisor ("New Divisor") is derived as follows:

                                           Pre-Event Index Value
    Post-Event Aggregate Market Value  =   --------------------
                                                New Divisor

                     Post-Event Aggregate Market Value
    New Divisor  =         --------------------
                           Pre-Event Index Value

     A large part of the index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500 Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500 Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the index divisor is adjusted to compensate for the net change in the total market value of the S&P 500 Index. In addition, any changes over 5% in the current common shares outstanding for the index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the index divisor.

HISTORICAL DATA ON THE S&P 500 INDEX

                            MONTH-END CLOSING VALUES

     The following table sets forth the closing value of the S&P 500 Index on the last Index Business Day of each month in the period from January 2000 through October 2005. These historical data on the S&P 500 Index are not necessarily indicative of the future performance of the S&P 500 Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500 Index during any period set forth below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the term of the Notes.

                               2000      2001      2002      2003      2004      2005
                              -------   -------   -------   -------   -------   -------
January.....................  1394.46   1366.01   1130.20    855.70   1131.13   1181.27
February....................  1366.42   1239.94   1106.73    841.15   1144.94   1203.60
March.......................  1498.58   1160.33   1147.39    848.18   1126.21   1180.59
April.......................  1452.43   1249.46   1076.92    916.92   1107.30   1156.85
May.........................  1420.60   1255.82   1067.14    963.59   1120.68   1191.50
June........................  1454.60   1224.42    989.82    974.50   1140.84   1191.33
July........................  1430.83   1211.23    911.62    990.31   1101.72   1234.18
August......................  1517.68   1133.58    916.07   1008.01   1104.24   1220.33
September...................  1436.51   1040.94    815.02    995.97   1114.58   1228.81
October.....................  1429.40   1059.78    885.76   1050.71   1130.20   1207.01
November....................  1314.95   1139.45    936.31   1058.70   1173.82
December....................  1320.28   1148.08    879.82   1111.92   1211.92

     The closing value of the S&P 500 Index on November 21, 2005 was 1254.85.

                            YEAR-END CLOSING VALUES

     The following table sets forth the closing values of the S&P 500 Index on the last Index Business Day of each December from 1947 through 2004, as published by S&P. The historical performance of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given that the value of the S&P 500 Index will not decline (or increase insufficiently) and thereby reduce or eliminate the Maturity Payment.

       YEAR END          YEAR END          YEAR END          YEAR END
       CLOSING           CLOSING           CLOSING           CLOSING
YEAR    VALUE     YEAR    VALUE     YEAR    VALUE     YEAR    VALUE
----   --------   ----   --------   ----   --------   ----   --------
1947    15.30     1962     63.10    1977     95.10    1992    435.71
1948    15.20     1963     75.02    1978     96.11    1993    466.45
1949    16.79     1964     84.75    1979    107.94    1994    459.27
1950    20.43     1965     92.43    1980    135.76    1995    615.93
1951    23.77     1966     80.33    1981    122.55    1996    740.74
1952    26.57     1967     96.47    1982    140.64    1997    970.43
1953    24.81     1968    103.86    1983    164.93    1998   1229.23
1954    35.98     1969     92.06    1984    167.24    1999   1469.25
1955    45.48     1970     92.15    1985    211.28    2000   1320.28
1956    46.67     1971    102.09    1986    242.17    2001   1148.08
1957    39.99     1972    118.05    1987    247.08    2002    879.82
1958    55.21     1973     97.55    1988    277.72    2003   1111.92
1959    59.89     1974     68.56    1989    353.40    2004   1211.92
1960    58.11     1975     90.19    1990    330.22
1961    71.55     1976    107.46    1991    417.09

     The following graph illustrates the historical performance of the S&P 500 Index based on the closing values thereof on the last Index Business Day of each December from 1947 through 2004. Past movements of the S&P 500 Index are not necessarily indicative of future S&P 500 Index values.

                                    [GRAPH]

LICENSE AGREEMENT

     S&P and Citigroup Funding have entered into a non-exclusive license agreement providing for the license to Citigroup Funding, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including the Notes.

     The license agreement between S&P and Citigroup Funding provides that the following language must be stated in this prospectus supplement.

     "The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to Citigroup Funding (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Citigroup Funding or the Notes. S&P has no obligation to take the needs of Citigroup Funding or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are initially to be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes."

     All disclosures contained in this prospectus supplement regarding the S&P 500 Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the principal U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a "U.S. person") who is the beneficial owner of a Note (a "U.S. Holder"). All references to "holders" (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

     This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. Thus, it is possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences different than those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

     In purchasing a Note, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat a Note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the S&P 500 Index at maturity under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder's payment obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding's other assets and applied in a manner consistent with the section "Use of Proceeds and Hedging" in the accompanying prospectus.)

     Under the characterization of the Notes as cash-settled capped variable forward contracts, a holder's tax basis in a Note generally will equal the holder's cost for that Note. Upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition.

     Under such characterization, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the U.S. Holder's tax basis in the Notes at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at maturity.

     It is possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences different than those described above. Under alternative characterizations of the Notes, it is possible, for example, that the Notes could be treated as a contingent payment debt instrument, or as including a debt instrument and a forward contract or two or more options. Under these alternative characterizations, the timing and character of income from the Notes could differ substantially.

     It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis. The IRS and U.S. Treasury Department issued proposed regulations that require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the "wait and see" method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires a current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

     Some or all of the net long-term capital gain arising from certain "constructive ownership" transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the Notes. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of "constructive ownership" transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey "substantially all" of the economic return on any underlying asset from the scope of "constructive ownership" transactions. This category may include the Notes. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

NON-UNITED STATES PERSONS

     In the case of a holder of the Notes that is not a U.S. person, any payments made with respect to the Notes will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the Notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

ESTATE TAX

     In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     A holder of the Notes may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                                  UNDERWRITING

     The terms and conditions set forth in the terms agreement dated the date on which the Notes are priced for initial sale to the public, which incorporates by reference the underwriting agreement basic provisions dated May 3, 2005, govern the sale and purchase of the Notes. The terms agreement and the underwriting agreement basic provisions are referred to together as the underwriting agreement. Citigroup Global Markets Inc., as underwriter, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets Inc., $20,250,000 principal amount of Notes (2,025,000 Notes), the payments on which are fully and unconditionally guaranteed by Citigroup.

     The underwriting agreement provides that the obligation of Citigroup Global Markets Inc. to purchase the Notes included in this offering is subject to approval of certain legal matters by counsel and to other conditions. Citigroup Global Markets Inc. is obligated to purchase all of the Notes if it purchases any of the Notes.

     Citigroup Global Markets Inc. proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to certain dealers at the public offering price less a concession not to exceed $0.175 per Note. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed $0.175 per Note on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets Inc., acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the underwriting discount set forth on the cover of this prospectus supplement equal to $0.175 per Note for the Notes they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

     Citigroup Funding has agreed that, for the period beginning on the date of the underwriting agreement and continuing to and including the closing date for the purchase of the Notes, it will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to offer or sell or otherwise dispose of any securities, including any backup undertakings for such securities, of Citigroup Funding, in each case that are substantially similar to the Notes or any security convertible into or exchangeable for the Notes or substantially similar securities. Citigroup Global Markets Inc. may release any of the securities subject to this lock-up at any time without notice.

     Prior to this offering, there has been no public market for the Notes. Consequently, the initial public offering price for the Notes was determined by negotiations among Citigroup Funding and Citigroup Global Markets Inc. There can be no assurance, however, that the prices at which the Notes will sell in the public market after this offering will not be lower than the price at which they are sold by Citigroup Global Markets Inc. or that an active trading market in the Notes will develop and continue after this offering.

     The Notes have been approved for listing on the American Stock Exchange under the symbol "SSM," subject to official notice of issuance.

     In connection with the offering, Citigroup Global Markets Inc., as the underwriter, may purchase and sell Notes and the underlying stocks of the S&P 500 Index in the open market. These transactions may include covering transactions and stabilizing transactions. Covering transactions involve purchases of Notes in the open market after the distribution has been completed to cover short positions. Stabilizing transactions consist of bids or purchases of Notes or the underlying stocks of the S&P 500 Index made for the purpose of preventing a decline in the market price of the Notes or the underlying stocks of the S&P 500 Index while the offering is in progress.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. Citigroup Global Markets Inc. may conduct these transactions in the over-the-counter market or otherwise. If Citigroup Global Markets Inc. commences any of these transactions, it may discontinue them at any time.

     In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section "Risk Factors Relating to the Notes -- The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the S&P 500 Index or Derivative Instruments Related to the Index by Affiliates of Citigroup Funding" and
"-- Citigroup Funding's Hedging Activity Could Result in a Conflict of Interest" in this prospectus supplement and the section "Use of Proceeds and Hedging" in the accompanying prospectus.

     We estimate that our total expenses for this offering will be $125,000.

     Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Citigroup Global Markets Inc. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

     This prospectus supplement, together with the accompanying prospectus, may also be used by Citigroup Funding's broker-dealer affiliates in connection with offers and sales of the Notes (subject to obtaining any necessary approval of the American Stock Exchange for any of these offers and sales) in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these affiliates may act as principal or agent in these transactions. None of these affiliates is obligated to make a market in the Notes and any may discontinue any market making at any time without notice, at its sole discretion.

     We expect that delivery of the Notes will be made against payment therefor on or about November 29, 2005, which is the fifth business day after the date hereof. Under Rule 15c6-1 of the Securities Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof or the next following business day will be required, by virtue of the fact that the Notes initially will not settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

     This prospectus supplement and the accompanying prospectus in electronic format may be made available on the website maintained by the underwriter.

     We have agreed to indemnify Citigroup Global Markets Inc. against certain liabilities under the Securities Act of 1933, or to contribute to payments Citigroup Global Markets Inc. may be required to make because of any of those liabilities.

                                 ERISA MATTERS

     Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R. 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, "ERISA-Type Plans"); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan's decision to purchase, hold or dispose of the Notes.

                                 LEGAL MATTERS

     The validity of the Notes and certain matters relating thereto will be passed upon for Citigroup Funding and Citigroup by Michael S. Zuckert. Mr. Zuckert, General Counsel, Finance and Capital Markets of Citigroup and legal counsel to Citigroup Funding, beneficially owns, or has rights to acquire under Citigroup employee benefit plans, an aggregate of less than one percent of the common stock of Citigroup. Certain legal matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Cleary Gottlieb Steen & Hamilton LLP has also acted as special tax counsel to Citigroup Funding and Citigroup in connection with the Notes and the guarantee. Cleary Gottlieb Steen & Hamilton LLP has from time to time acted as counsel for Citigroup and certain of its subsidiaries, including Citigroup Funding, and may do so in the future.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement is accurate as of any date other than the date on the front of the document.

                            ------------------------

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
                              PROSPECTUS SUPPLEMENT

Summary ................................................................   S-2
Summary Information -- Q&A .............................................   S-3
Incorporation of Certain Documents by Reference ........................   S-8
Risk Factors Relating to the Notes .....................................   S-9
Description of the Notes ...............................................  S-12
Description of the S&P 500 Index (R) ...................................  S-17
Certain United States Federal Income Tax Considerations ................  S-22
Underwriting ...........................................................  S-24
ERISA Matters ..........................................................  S-25
Legal Matters ..........................................................  S-26

                                   PROSPECTUS

Prospectus Summary .....................................................     1
Ratio of Income to Fixed Charges and Ratio of Income to
Combined Fixed Charges Including Preferred Stock Dividends .............     4
Forward-Looking Statements .............................................     6
Citigroup Inc. .........................................................     7
Citigroup Funding Inc. .................................................     7
Use of Proceeds and Hedging ............................................     8
Description of Debt Securities .........................................     9
Description of Index Warrants ..........................................    18
Description of Debt Security and Index Warrant Units ...................    21
Book-Entry Procedures and Settlement ...................................    22
Limitations on Issuances in Bearer Form ................................    24
Plan of Distribution ...................................................    25
ERISA Matters ..........................................................    28
Legal Matters ..........................................................    28
Experts ................................................................    28


                             CITIGROUP FUNDING INC.




                                    2,025,000
                           STOCK MARKET UPTURN NOTES(SM)



                                   BASED UPON
                              THE S&P 500 INDEX(R)
                                DUE MAY 29, 2007
                        ($10 PRINCIPAL AMOUNT PER NOTE)

                                PAYMENTS DUE FROM
                             CITIGROUP FUNDING INC.
                            FULLY AND UNCONDITIONALLY
                          GUARANTEED BY CITIGROUP INC.


                                   ----------
                              PROSPECTUS SUPPLEMENT
                               NOVEMBER 21, 2005
                          (INCLUDING PROSPECTUS DATED
                                  MAY 3, 2005)
                                   ----------



                                (CITIGROUP LOGO)